April 26, 2023

United States Securities and Exchange Commission

Attn: Arzhang Navai and Laura Crotty

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CancerVax, Inc.
Offering Statement on Form 1-A
File No. 024-12130

Ladies and Gentlemen:

CancerVax, Inc (the “CancerVax” or the “Company”) has filed Amendment No. 3 to its Offering Statemetn on Form 1-A as of even date herewith (the “Amendment”). The changes in the Amendment include the addition of the audited financial statements for the year ended December 31, 2022 and the addition of clarification of details about the financial terms of the offering.

Thank you for your assistance and review. Please contact our legal counsel, Callie Jones, at 801-303-5721 with further comments or questions.

Sincerely,

CancerVax, Inc.

/s/ Ryan Davies
Ryan Davies
CEO and Director